

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 30, 2016

Jeff T. Green
President and Chief Executive Officer
The Trade Desk, Inc.
42 N. Chestnut Street
Ventura, CA 93001

   Re: The Trade Desk, Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted June 17, 2016
     CIK No. 0001671933

Dear Mr. Green:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2016 letter.

Summary Consolidated Financial Data, page 10

1. We note your revised disclosure in response to prior comment 2. Please revise your footnote to also include the pricing required for the automatic conversion as described on page F-26.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three Months Ended March 31, 2015 and 2016

Revenue, page 60

2.   You disclose that the increase in revenue for the interim period was primarily due to a 95% increase in gross spend on your platform by your clients. Please revise to further quantify the sources of the material change in revenue in accordance with Item 303(b) of Regulation S-K. In this regard, we note your enhanced discussion of the material change in revenue for the full fiscal year on page 62, including the number of existing clients and new clients. Please refer to our prior comment 13.

Business

Our Clients, page 88

3.   We note your response to prior comment 17 and your new disclosure on page 13 that some holding companies for the advertising agencies may choose to exert control over the individual agencies in the future. Please disclose the identities of the holding companies that individually, or in the aggregate through its subsidiaries or branches, account for 10% or more of your revenue. In your response letter, please provide additional information on your relationship with advertising agencies. For example, tell us how failure to maintain a satisfactory relationship with an agency holding company could affect your relationships with the individual agencies.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Concentration of Risk

4.   You disclose significance of several clients relative to gross billings. For each client with revenues the accounted for 10 percent or more of revenues, please disclose the total amount of revenues from each such customer for each period presented. Refer to ASC 260-10-50-42.

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 11 – Subsequent Events, page F-55

5.   We note your disclosure regarding option grants from April 26, 2016 thought June 14, 2016. Please tell us fair value of the common stock for each of these grants and factors considered in deriving the valuation, including any events and factors subsequent to the December 31, 2015 valuation.

General

6.   We will contact you separately regarding your proposed graphics that we received in response to prior comment 28.

        You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information
                                        Technologies and Services

cc: W. Alex Voxman
        Steven B. Stokdyk
        Latham & Watkins LLP